Delisting Determination,The Nasdaq Stock Market, LLC,
June 14, 2012, Pressure BioSciences, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Pressure BioSciences, Inc. (the Company), effective at the opening of the trading session on June 25, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1). The
Company was notified of the Staffs determination on October 4, 2011. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated December 7, 2011, modified on March 7, 2012, granting the Company continued listing pursuant to an exception that extended to April 9, 2012, so long as certain conditions were met prior to that date, and so long as the Company was fully in compliance with Listing Rules
5550(b)(1) and 5550(a)(2) by that date.
However, the Company did not meet all of the conditions as required by the Panel decision. On April 3, 2012, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on April 5, 2012.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on May 18, 2012.